TANZANIAN ROYALTY EXPLORATION CORPORATION

VANCOUVER OFFICE:

Suite 1400

355 Burrard Street

Vancouver, B.C., Canada

V6C 2G8

Phone:(604) 669-5598

Fax : 604) 669-8915

www.TanzanianRoyaltyExploration.com

CORPORATE OFFICE:

93 Benton Hill Road

Sharon, CT  06069

Phone: (860) 364-1830

Fax :  (860) 364-0673

April 10, 2006

Mr. Ryan Milne

Division of Corporate Finance

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.
Washington, D.C. 20549

Re:

Tan Range Exploration Corporation

Form 20-F for the fiscal year ended August 31, 2005;

File No.: 001-32500

Dear Mr. Milne:

This letter will set forth (the “Company's”) responses to the Staff’s comment letter dated March 8, 2006 in connection with the above-referenced filing.  Our responses to the comments are set forth in the order in which each comment appears in the Staff’s letter.  In connection with our responses, attached are the amended pages of the August 31, 2005 Form 20-F which will be included in our next Form 20-F filing.

1.

The Company has disclosed in the third full paragraph under Item 4.A. on page 5 the reasons for and the effect on the Company in connection with the acquisition of the drilling rig.

2.

Item 15(a) on page 37 has been revised to expand the Company’s disclosure with respect to disclosure controls and procedures, to change reference to Exchange Act Rule 13a-15 or 15d-15, and to disclose that there were no changes to the Company’s internal control over financial reporting.

3.

We have reviewed Note 11 to the financial statements in light of the Staff’s comment.  Unfornately, $150,106 was inadvertely recorded as stock base compensation.  The $150,006 should have been disclosed in the prior line Adjustment for future income taxes.  The Company will make this correction in its next Form 20-F.

This will also confirm with the staff that the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure of the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We believe that that the foregoing and the amendment made to the above referenced reports address the Staff’s comments.  Should you have any further questions, please do not hesitate to contact me.

Sincerely,

“James E. Sinclair”

James E. Sinclair,

Chairman and CEO

Fiscal Year Ended August 31, 2005

In September 2004 the Company signed another option and royalty agreement with Northern Mining Explorations/Explorations Minieres du Nord (“MDN”) on three (3) prospecting licences (which have now been divided into 6) in the Lake Victoria Greenstone Belt.  Under the agreement, MDN holds the right to acquire 100% of the Company’s underlying interests in the licenses for staged cash payments totalling US$35,000 in the first year plus minimum payments of US$415,000 over the remaining life of the 5 year agreement.  MDN must also incur aggregate property expenditures of US$75,000 before the second anniversary.  In years 3, 4 and 5, MDN must complete 500, 700 and 12,000 meters of diamond drilling respectively.  The agreement also calls for MDN to complete a Bankable Feasibility Study and positive Production Decision on or before the 5th anniversary of the effective date of the agreement.  MDN is liable for cash penalties should gold output at production not reach a minimum annual threshold of 50,000 ounces per annum.

The Company retains the right to escalating net smelter royalties in commercial production that are tied to the price of gold, and range from 0.5% below US$250 per ounce to a maximum of 2% at US$380 per ounce.

Exploration activity throughout fiscal 2005 consisted of programs carried out on several of the Company’s Lake Victoria Greenstone Belt Properties in Tanzania.

In April 2005 the RC/RAB drill rig purchased by the Company was delivered and drilling commenced shortly thereafter.  The Company purchased the drill rig primarily for availability and custom design for function. Presently, the availability in Tanzania for contract exploration drilling is tight.  Further the Company believes that its operators of the equipment will be of a higher quality than those services provided by a unrelated the contractor.  Even though the Company did not acquire the drilling rig to save costs, after initial use, the Company believes that it is experiencing some reduction in drilling costs compared to those costs charged by a third party.  The Company does not believe that the acquisition of the drilling rig will have a impact of the Company cash flows or results of operations.

Also during fiscal 2005, the Company acquired additional prospecting licenses, including 7 licenses covering an area of  4,434 sq.km. in the Kabanga Nickel region.

For the year ended August 31, 2005, the Company reported a net loss of $2,931,063.  A total of $1,629,932 of mineral properties and deferred exploration expenses was written off relating to abandoned mineral properties.  During the year the Company purchased a drill rig and entered into a capital lease with respect to the drill  rig.   The Company’s total capital lease obligation as at August 31, 2005 is $209,645.  The Company incurred deferred exploration expenditures of $1,515,911 (net) during the year ended August 31, 2005.

B.

Business Overview

The Company is a natural resource company, which since its incorporation has engaged in the acquisition of interests in and the exploration of natural resource properties.  The Company commits its own resources to the initial evaluation of mineral properties and in select situations, if and when warranted, the Company will enter into joint venture agreements with other corporations to further the exploration of such properties, in exchange for annual rental/option payments and post-production royalty payments.  At present, the Company’s natural resource activities do not generate any income from production.

most other greenstone belts in the world - is the presence of deep overburden which frequently masks the existence of favorable host rocks for gold, diamonds and other mineral commodities.  Over the past year, the Company has expended considerable effort to identify an exploration tool that would help our in-house geoscientists identify mineral potential beneath heavy cover. After carefully reviewing a variety of options, management concluded that biogeochemistry was a cost-effective methodology for the preliminary evaluation of its mineral properties.

Protocols have been developed relating to the selection and analysis of sample materials and specially trained crews have been put into the field to gather samples for analysis.  In addition, a biogeochemistry laboratory has been established in Mwanza for the preparation of sample materials which are then sent to independent laboratories.  The Company examined the possibility of protecting its internally developed biogeochemical methodology via international laws governing intellectual property and has submitted a Patent application which is currently pending legal review.

Sampling confirmed that biogeochemical data sets in the Geita Project area are sensitive to seasonal variations which are consistent with published information. During March, a total of 3066 samples and 1533 duplicates were prepared in the Mwanza biogeochemical laboratory, reflecting the scope of the Company's biogeochemical initiative.

A total of 770 biogeochemical samples were taken during the month of March from the Kanagele  project area which covers prospective greenstones and some recent fluvial sediments. Additionally, the Nungwiza E license was botanically mapped by the Company's biogeochemical field crew to establish plant associations and gold distribution patterns.  During April 2005, a total of 1766 samples and 1766 duplicates were prepared at the Mwanza lab.

Item 15.

Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2005 pursuant to Exchange Act Rule 13a-15(e) or Rule 15d-15(e).  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  .

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended August 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 19.

Exhibits

(a)

Exhibits

12.1

Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2

Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

37